Filed by Romarco Minerals Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: Western Goldfields, Inc.
Commission File No. 000-50894
THIS FILING CONSISTS OF A PRESS RELEASE IN CONNECTION WITH THE PROPOSED COMBINATION OF ROMARCO MINERALS INC. AND WESTERN GOLDFIELDS, INC.
News Release
October 3, 2005
Romarco and Western Goldfields Sign Merger Agreement
ROMARCO MINERALS INC. (“TSXV: R”) and Western Goldfields. (“OTCBB: WGDF”), are pleased to announce that they have executed the merger agreement. The merger, which was approved by the boards of directors of Romarco and Western Goldfields, will combine the two companies to create an emerging gold producer with a strong pipeline of exploration projects.
Under the terms of the merger agreement, Romarco will issue two (2) of its common shares for shares of every one (1) share of common stock of Western Goldfields. As a result, Western Goldfields will become wholly owned by Romarco. The Western Goldfields shareholders will own 62% of the combined company and the Romarco shareholders will own 38% of the combined company.
The next step in the process is to file the F-4 Registration Statement with the Securities and Exchange Commission (SEC) and, upon effectiveness, schedule shareholder meetings of both companies
The transaction is subject to customary closing conditions, regulatory approval and shareholder approval.
The proposed transaction will combine Western Goldfields’ Mesquite Mine, which is currently producing gold from ore previously placed on the pads, with Romarco’s portfolio of advanced stage exploration projects in North and South America.
Mesquite Mine
The Mesquite Mine is a fully permitted, gold producing property located in southern California. The Mesquite Mine was purchased from a subsidiary of Newmont Mining Corp. (NYSE: NEM) by Western Goldfields in 2003. The property is currently producing gold from residual leaching of the heaps. A feasibility study will be initiated immediately to determine the viability of starting up full scale mining operations. Other details include:

•	Past production of 200,000 ounces per year @ approximately $200 average cash costs

•	Fully permitted

•	Currently producing approximately 25,000 ounces per year from ore on the leach pads

•	High grade mineralization near surface and at depth
Neil Prenn of Mine Development Associates is Western Goldfields Qualified Person.
Romarco Exploration Project Update:
At the Buckskin-National Gold Project in Nevada, drilling is currently underway.
At the Cori Puncho gold project in Peru, Romarco’s technical team is currently assessing the property and identifying drill targets for the 2005 drill season. Additional details will be forthcoming as work programs become finalized.
Ground work including mapping and sampling is currently being conducted on Romarco’s Roberts Mountains Gold Project located in the Battle Mountain Eureka Trend of Nevada and on the Pine Grove Gold Project located in the Walker Lane district of Nevada.
Romarco’s Qualified Person is Robert M. Hatch, Vice-President, Exploration for Romarco Minerals Inc.
Additional Information and Where to Find It
In connection with the proposed transaction, Romarco will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the SEC. Shareholders of Romarco and Western Goldfields are advised to read these documents when they become available because they will contain important information. Shareholders of the companies may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from the companies at the addresses or telephone numbers set forth below.
Romarco and Western Goldfields and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed combination of Romarco and Western Goldfields. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Romarco’s directors and executive officers is also included in its management information circular for its 2005 Annual and Special Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about June 3, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Romarco at the address or telephone number set forth below. Additional information regarding Western Goldfields’ directors and executive officers is also included its 10-KSB, which was filed with the SEC on or about April 14, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting Western Goldfield at the address or telephone number set forth below.

For further information, please contact:

Romarco Minerals Inc.	Western Goldfields Inc.
Diane Garrett
Pres. & CEO
Romarco Minerals Inc.
1500-885 West Georgia St.
Vancouver, BC
Canada V6C 3E8
Tel: 604.688.9271
Direct: 830.634.7489
Fax: 604.688.9274
info@romarco.com
www.romarco.com

Cindy Becker
Investor Relations
(830) 336-3516
Toby Mancuso Pres. & CEO Western Goldfields Inc. 961 Matley Lane Suite 120 Reno, NV 89502 Tel: 775.337.9433 Fax: 775.337.9441 info@westerngoldfields.com www.westerngoldfields.com